Exhibit 1

(Translation)

To whom it may concern
     April 2, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Change in Executive Officer
     NIS GROUP CO., LTD. hereby announces a change in the responsibility of a member of its Executive Officers as of April 2, 2008, pursuant to a resolution adopted by the Board of Directors at a meeting held today.

New Title	Name	Current Title

Executive Officer (Deputy Head of Investment Banking, Sales & Marketing; Head of Sales & Marketing Division)	Keishi Ishigaki	Executive Officer (Deputy Head of Investment Banking, Sales & Marketing)